SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001 -07 NIRE 35.300.147.952

Publicly-Held Company

Meeting of the Executive Committee of Gafisa S.A. (“Company”) held on December 7, 2009, prepared in summary form

1. Date, Time and Venue: December 7, 2009, at 17:00, in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19° floor.

2. Call Notice and Attendance: The members of the Executive Committee were regularly summoned. All members of the Executive Committee of the Company attended the meeting.

3. Presiding Board: President: Wilson do Amaral de Oliveira. Secretary: Priscila da Silva de Sousa.

4. Resolutions: the members of the Executive Committee have approved:

4.1. Considering (i) the General Shareholders Meeting (“AGE”)dated November 16, 2009, which approved the 7th Issuance (“Issuance”) of Non-Convertible Debentures, in a Single and Indivisible Lot, in a Single Series, with Floating Charge and Additional Guaranties (“Debentures”), for Public Distribution, Issued by Gafisa S.A. (“Issuer”), under article 58, paragraph 2 of Law nº 6404, of December 15, 1976, as amended (“Corporate Law”), in the amount of up to R$600.000.000,00 (six hundred million reais), with due date on December 5, 2014 (“7th Issuance”) and (ii) the execution of the Private Instrument of Deed of Issuance of the 7th Issuance of Non-Convertible Debentures, in a Single and Indivisible Lot, in a Single Series, with Floating Charge and Additional Guaranties, for Public Distribution, Issued by Gafisa S.A. dated November 27, 2009 (“Deed of Issuance”), the members of the Executive Committee, based on its legal duties, as well as those duties assigned by item 6.3 of the minutes of the AGE, have approved the following:

A. The ratification of the terms and conditions provided in item 4.11.4. of the Deed of Issuance, reiterating that as provided in the Deed of Issuance, the company shall only pay interest in the Dates of Payment of Remuneration of the Debentures;
B. The ratification of the terms and conditions provided in item 6.1.1. of the Deed of Issuance, reiterating that the price of early redemption of the Debentures shall not exceed their Nominal Value added of Remuneration calculated pro rata temporis as from the Date of Issuance or the immediately prior Date of Payment of Remuneration;
C. Amendment of items 4.12.1 and 6.1.2 of the Deed of Issuance in order to exclude references to “early amortization”, which amendment shall be formalized by the execution of an amendment to the Deed of Issuance; and
D. Amendment of item 4.12 of the Deed of Issuance in order to clarify that the first Date of Payment of Principal shall be June 5, 2013, which amendment shall be formalized by the execution of an amendment to the Deed of Issuance.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the members, duly executed. Signatures: President: Wilson Amaral de Oliveira. Members: Wilson Amaral de Oliveira, Alceu Duilio Calciolari, Antônio Carlos Ferreira Rosa, Mário Rocha Neto and Odair Garcia Senra. Secretary: Priscila da Silva de Sousa.

São Paulo, December 7, 2009.

Priscila da Silva de Sousa
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.